# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: RCI HOSPITALITY HOLDINGS, INC., CIK 0000935419
CUSIP: 74934Q108
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 10737 Cutten Road, Houston, Texas (TX), 77066
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002075484

## Reporting persons
- Ash X LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 293,237; shared voting power 0; sole dispositive power 293,237; shared dispositive power 0; aggregate amount beneficially owned 293,237 (3.8% of the class)
- RLG GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 293,237; shared voting power 0; sole dispositive power 293,237; shared dispositive power 0; aggregate amount beneficially owned 293,237 (3.8% of the class)
- RLG Capco II LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 87,277; shared voting power 0; sole dispositive power 87,277; shared dispositive power 0; aggregate amount beneficially owned 87,277 (1.1% of the class)
- Gotham Asset Management, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 42; shared voting power 0; sole dispositive power 42; shared dispositive power 0; aggregate amount beneficially owned 42 (0% of the class)
- Gotham Asset Management Holdings, LP: type of reporting person: parent holding company or control person (HC), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 42; shared voting power 0; sole dispositive power 42; shared dispositive power 0; aggregate amount beneficially owned 42 (0% of the class)
- Gotham GP LLC: type of reporting person: other (OO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 42; shared voting power 0; sole dispositive power 42; shared dispositive power 0; aggregate amount beneficially owned 42 (0% of the class)
- Robert Goldstein: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 380,514; shared voting power 42; sole dispositive power 380,514; shared dispositive power 42; aggregate amount beneficially owned 380,556 (4.9% of the class)
- Joel Greenblatt: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 42; sole dispositive power 0; shared dispositive power 42; aggregate amount beneficially owned 42 (0% of the class)

## Item 1. Issuer
Name of issuer: RCI HOSPITALITY HOLDINGS, INC.
Address of issuer's principal executive offices: 10737 Cutten Road, Houston, Texas, 77066

## Item 2. Person Filing
Name of person filing: (i) Ash X LP ("Ash X"), (ii) RLG GP LLC ("RLG GP"), (iii) RLG Capco II LLC ("RLG Capco II"), (iv) Gotham Asset Management, LLC (the "Adviser"), (v) Gotham Asset Management Holdings, LP ("Gotham Parent"), (vi) Gotham GP LLC ("GP of Gotham Parent"), (vii) Robert Goldstein, and (viii) Joel Greenblatt (collectively, the "Reporting Persons")
Address of principal business office or, if none, residence: For each of the Reporting Persons: 825 Third Avenue, Floor 17, New York, New York 10022.
Citizenship: (i) Ash X is a Delaware limited partnership, (ii) RLG GP is a Delaware limited liability company, (iii) RLG Capco II is a Delaware limited liability company, (iv) the Adviser is a Delaware limited liability company, (v) Gotham Parent is a Delaware limited partnership, (vi) GP of Gotham Parent is a Delaware limited liability company, (vii) Robert Goldstein is a United States citizen, and (viii) Joel Greenblatt is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of March 27, 2026, Ash X was the direct holder and beneficial owner of 293,237 shares of Common Stock, par value $0.01 per share ("Common Stock") of RCI Hospitality Holdings, Inc. (the "Issuer"). As of December 31, 2025, Ash X was the direct holder and beneficial owner of 313,237 shares of Common Stock of the Issuer. As the General Partner of Ash X, RLG GP may have been deemed to have exercised voting and investment power over such shares of Common Stock of the Issuer that were directly held by Ash X and thus may have been deemed to have beneficially owned such shares of Common Stock. As the Managing Member of RLG GP, Robert Goldstein may have been deemed to have exercised voting and investment power over such shares of Common Stock of the Issuer that were directly held by Ash X and thus may have been deemed to have beneficially owned such shares of Common Stock. As of March 27, 2026, RLG Capco II was the direct holder and beneficial owner of 87,277 shares of Common Stock of the Issuer. As of December 31, 2025, RLG Capco II was the direct holder and beneficial owner of 107,277 shares of Common Stock of the Issuer. As the Manager of RLG Capco II, Robert Goldstein may have been deemed to have exercised voting and investment power over such shares of Common Stock of the Issuer that were held directly by RLG Capco II and thus may have been deemed to have beneficially owned such shares of Common Stock. As of March 27, 2026, a certain managed account for which the Adviser serves as investment manager was the direct holder of 42 shares of Common Stock. As of December 31, 2025, a certain investment vehicle and certain managed accounts for which the Adviser serves as investment manager were the direct holders of 223 shares of Common Stock in the aggregate. As the investment manager for the above-mentioned investment vehicle and managed accounts, the Adviser may have been deemed to have exercised voting and investment power over such shares of Common Stock of the Issuer that were directly held by the investment vehicle and managed accounts and thus may have been deemed to have beneficially owned such shares of Common Stock. As the sole owner of the Adviser, Gotham Parent may have been deemed to have exercised voting and investment power over such shares of Common Stock of the Issuer that were directly held by the above-mentioned investment vehicle and managed accounts and thus may have been deemed to have beneficially owned such shares of Common Stock. As the general partner of Gotham Parent, GP of Gotham Parent may have been deemed to have exercised voting and investment power over such shares of Common Stock of the Issuer that were directly held by the above-mentioned investment vehicle and managed accounts and thus may have been deemed to have beneficially owned such shares of Common Stock. As the members and managers of GP of Gotham Parent, Robert Goldstein and Joel Greenblatt may have been deemed to have exercised voting and investment power over such shares of Common Stock of the Issuer that were directly held by the above-mentioned investment vehicle and managed accounts and thus may have been deemed to have beneficially owned such shares of Common Stock.
Percent of class: As of March 27, 2026, Ash X and RLG GP may have been deemed to have each beneficially owned approximately 3.8% of the shares of Common Stock of the Issuer outstanding. As of December 31, 2025, Ash X and RLG GP may have been deemed to have each beneficially owned approximately 4.0% of the shares of Common Stock of the Issuer outstanding. As of March 27, 2026, RLG Capco II may have been deemed to have each beneficially owned approximately 1.1% of the shares of Common Stock of the Issuer outstanding. As of December 31, 2025, RLG Capco II may have been deemed to have beneficially owned approximately 1.4% of the shares of Common Stock of the Issuer outstanding. As of March 27, 2026, the Adviser, Gotham Parent and GP of Gotham Parent may have been deemed to have each beneficially owned less than 0.1% of the shares of Common Stock outstanding. As of December 31, 2025, the Adviser, Gotham Parent and GP of Gotham Parent may have been deemed to have each beneficially owned less than 0.1% of the shares of Common Stock outstanding. As of March 27, 2026, Robert Goldstein may have been deemed to have beneficially owned approximately 4.9% of the shares of Common Stock of the Issuer outstanding. As of December 31, 2025, Robert Goldstein may have been deemed to have beneficially owned approximately 5.4% of the shares of Common Stock of the Issuer outstanding. As of March 27, 2026, Joel Greenblatt may have been deemed to have beneficially owned less than 0.1% of the shares of Common Stock of the Issuer outstanding. As of December 31, 2025, Joel Greenblatt may have been deemed to have beneficially owned less than 0.1% of the shares of Common Stock of the Issuer outstanding. The percentages used for calculating beneficial ownership as of March 27, 2026, are based on 7,710,000 shares of Common Stock outstanding as of March 13, 2026, as disclosed in the Issuer's Form 10-K filed with the Securities and Exchange Commission on March 19, 2026. The percentages used for calculating beneficial ownership as of December 31, 2025, are based on 7,812,000 shares of Common Stock outstanding as of December 12, 2025, as disclosed in Exhibit 99.1 to the Issuer's Form 8-K filed with the Securities and Exchange Commission on December 15, 2025.
Sole power to vote or to direct the vote: As of March 27, 2026, Ash X and RLG GP each may have been deemed to have had sole power to vote or to direct the vote of 293,237 shares of Common Stock of the Issuer. As of December 31, 2025, Ash X and RLG GP each may have been deemed to have had sole power to vote or to direct the vote of 313,237 shares of Common Stock of the Issuer. As of March 27, 2026, RLG Capco II may have been deemed to have had sole power to vote or to direct the vote of 87,277 shares of Common Stock of the Issuer. As of December 31, 2025, RLG Capco II may have been deemed to have had sole power to vote or to direct the vote of 107,277 shares of Common Stock of the Issuer. As of March 27, 2026, the Adviser, Gotham Parent and GP of Gotham Parent may have been deemed to have had sole power to vote or to direct the vote of 42 shares of Common Stock of the Issuer. As of December 31, 2025, the Adviser, Gotham Parent and GP of Gotham Parent may have been deemed to have had sole power to vote or to direct the vote of 223 shares of Common Stock of the Issuer. As of March 27, 2026, Robert Goldstein may have been deemed to have had sole power to vote or to direct the vote of 380,514 shares of Common Stock of the Issuer. As of December 31, 2025, Robert Goldstein may have been deemed to have had sole power to vote or to direct the vote of 420,514 shares of Common Stock of the Issuer. As of March 27, 2026, Joel Greenblatt may have been deemed to have had sole power to vote or to direct the vote of 0 shares of Common Stock of the Issuer. As of December 31, 2025, Joel Greenblatt may have been deemed to have had sole power to vote or to direct the vote of 0 shares of Common Stock of the Issuer.
Shared power to vote or to direct the vote: As of March 27, 2026, each of Robert Goldstein and Joel Greenblatt may have been deemed to have had shared power to vote or to direct the vote of 42 shares of Common Stock of the Issuer. As of December 31, 2025, each of Robert Goldstein and Joel Greenblatt may have been deemed to have had shared power to vote or to direct the vote of 223 shares of Common Stock of the Issuer. As of March 27, 2026, each of the Reporting Persons other than Robert Goldstein and Joel Greenblatt may have been deemed to have had shared power to vote or to direct the vote of 0 shares of Common Stock of the Issuer. As of December 31, 2025, each of the Reporting Persons other than Robert Goldstein and Joel Greenblatt may have been deemed to have had shared power to vote or to direct the vote of 0 shares of Common Stock of the Issuer.
Sole power to dispose or to direct the disposition: As March 27, 2026, Ash X and RLG GP each may have been deemed to have had sole power to dispose or to direct the disposition of 293,237 shares of Common Stock of the Issuer. As of December 31, 2025, Ash X and RLG GP each may have been deemed to have had sole power to dispose or to direct the disposition of 313,237 shares of Common Stock of the Issuer. As of March 27, 2026, RLG Capco II may have been deemed to have had sole power to dispose or to direct the disposition of 87,277 shares of Common Stock of the Issuer. As December 31, 2025, RLG Capco II may have been deemed to have had sole power to dispose or to direct the disposition of 107,277 shares of Common Stock of the Issuer. As of March 27, 2026, the Adviser, Gotham Parent and GP of Gotham Parent may have been deemed to have had sole power to dispose or to direct the disposition of 42 shares of Common Stock of the Issuer. As of December 31, 2025, the Adviser, Gotham Parent and GP of Gotham Parent may have been deemed to have had sole power to dispose or to direct the disposition of 223 shares of Common Stock of the Issuer. As of March 27, 2026, Robert Goldstein may have been deemed to have had sole power to dispose or to direct the disposition of 380,514 shares of Common Stock of the Issuer. As of December 31, 2025, Robert Goldstein may have been deemed to have had sole power to dispose or to direct the disposition of 420,514 shares of Common Stock of the Issuer. As of March 27, 2026, Joel Greenblatt may have been deemed to have had sole power to dispose or to direct the disposition of 0 shares of Common Stock of the Issuer. As of December 31, 2025, Joel Greenblatt may have been deemed to have had sole power to dispose or to direct the disposition of 0 shares of Common Stock of the Issuer.
Shared power to dispose or to direct the disposition: As of March 27, 2026, each of Robert Goldstein and Joel Greenblatt may have been deemed to have had shared power to dispose or to direct the disposition of 42 shares of Common Stock of the Issuer. As of December 31, 2025, each of Robert Goldstein and Joel Greenblatt may have been deemed to have had shared power to dispose or to direct the disposition of 223 shares of Common Stock of the Issuer. As of March 27, 2026, each of the Reporting Persons other than Robert Goldstein and Joel Greenblatt may have been deemed to have had shared power to dispose or to direct the disposition of 0 shares of Common Stock of the Issuer. As of December 31, 2025, each of the Reporting Persons other than Robert Goldstein and Joel Greenblatt may have been deemed to have had shared power to dispose or to direct the disposition of 0 shares of Common Stock of the Issuer.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: The disclosure regarding the relationship between the Reporting Persons in Item 4 is incorporated by reference herein.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Ash X LP: /s/ Robert Goldstein, Robert Goldstein/Managing Member, RLG GP LLC, its General Partner (03/30/2026)
- RLG GP LLC: /s/ Robert Goldstein, Robert Goldstein/Managing Member (03/30/2026)
- RLG Capco II LLC: /s/ Robert Goldstein, Robert Goldstein/Manager (03/30/2026)
- Gotham Asset Management, LLC: /s/ Robert Goldstein, Robert Goldstein/Managing Principal and Co-Chief Investment Officer (03/30/2026)
- Gotham Asset Management Holdings, LP: /s/ Robert Goldstein, Robert Goldstein/Manager of Gotham GP LLC (03/30/2026)
- Gotham GP LLC: /s/ Robert Goldstein, Robert Goldstein/Manager (03/30/2026)
- Robert Goldstein: /s/ Robert Goldstein, Robert Goldstein/Self (03/30/2026)
- Joel Greenblatt: /s/ Joel Greenblatt, Joel Greenblatt/Self (03/30/2026)